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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                   -----------

                               (AMENDMENT NO. __)*

                           CROWN MEDIA HOLDINGS, INC.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
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                         (Title of class of securities)

                                   228411 10 4
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                                 (CUSIP number)

                                AUGUST 20, 2001
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13d-1(b)
[X]  RULE 13d-1(c)
[ ]  RULE 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                               Page 1 of 12 Pages

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
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CUSIP No.     228411 10 4             13G                           Page 2 of 12
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    1      NAMES OF REPORTING PERSONS:         DIRECTV ENTERPRISES, INC.

           I.R.S. IDENTIFICATION NO. OF ABOVE          95-4511942
           PERSONS (ENTITIES ONLY):
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                        (a) [ ]
                                                                        (b) [X]
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF             DELAWARE
           ORGANIZATION:

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    NUMBER OF              5   SOLE VOTING POWER:                    0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER:                  5,360,202*
 OWNED BY EACH            ------------------------------------------------------
REPORTING PERSON           7   SOLE DISPOSITIVE POWER:               0
     WITH                 ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER:             5,360,202*
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                    5,360,202*
           EACH REPORTING PERSON:

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES:*                                                          [ ]

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     15.4% (AS OF
                                                                 JULY 27, 2001)*

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    12     TYPE OF REPORTING PERSON:*          CO
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* See Item 4 herein.

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CUSIP No.     228411 10 4             13G                           Page 3 of 12
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    1      NAMES OF REPORTING PERSONS:         HUGHES ELECTRONICS CORPORATION

           I.R.S. IDENTIFICATION NO. OF ABOVE          52-1106564
           PERSONS (ENTITIES ONLY):
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF             DELAWARE
           ORGANIZATION:

--------------------------------------------------------------------------------
     NUMBER OF             5   SOLE VOTING POWER:                    0
      SHARES              ------------------------------------------------------
   BENEFICIALLY            6   SHARED VOTING POWER:                  5,360,202*
  OWNED BY EACH           ------------------------------------------------------
REPORTING PERSON           7   SOLE DISPOSITIVE POWER:               0
      WITH                ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER:             5,360,202*
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                    5,360,202*
           EACH REPORTING PERSON:

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES:*                                                          [ ]

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):    15.4% (AS OF
                                                                 JULY 27, 2001)*

--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON:*          CO
--------------------------------------------------------------------------------

* See Item 4 herein

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CUSIP No.     228411 10 4             13G                           Page 4 of 12
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    1      NAME OF REPORTING PERSONS:          GENERAL MOTORS CORPORATION

           I.R.S. IDENTIFICATION NO. OF ABOVE          38-0572515
           PERSONS (ENTITIES ONLY):
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF             DELAWARE
           ORGANIZATION:

--------------------------------------------------------------------------------
    NUMBER OF              5   SOLE VOTING POWER:                    0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER:                  5,360,202*
 OWNED BY EACH            ------------------------------------------------------
REPORTING PERSON           7   SOLE DISPOSITIVE POWER:               0
     WITH                 ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER:             5,360,202*
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                    5,360,202*
           EACH REPORTING PERSON:

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES:*                                                          [ ]

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     15.4% (AS OF
                                                                 JULY 27, 2001)*

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    12     TYPE OF REPORTING PERSON:*          CO
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* See Item 4 herein

ITEM 1(a).     NAME OF ISSUER:

               Crown Media Holdings, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               6430 S. Fiddlers Green Circle, Suite 500
               Greenwood Village, CO  80111

ITEM 2(a).     NAME OF PERSON FILING:

               This statement is filed by General Motors Corporation ("GM"), its wholly owned subsidiary Hughes Electronics Corporation ("Hughes") and Hughes' wholly owned subsidiary, DIRECTV Enterprises, Inc. ("Enterprises"). GM, Hughes and Enterprises are sometimes referred to herein collectively as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

               GM's principal business address is 100 Renaissance Center, Detroit Michigan 48243-7301.

               Hughes' principal business address is 200 N. Sepulveda Blvd., El Segundo, California 90245-0956.

               Enterprises' principal business address is 2230 E. Imperial Highway, El Segundo, California 90245.

ITEM 2(c).     CITIZENSHIP:

               GM, Hughes and Enterprises are all Delaware corporations.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, $.01 par value per share

ITEM 2(e).     CUSIP NUMBER:

               228411 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)  [ ]  Broker or dealer registered under Section 15 of the
                         Exchange Act;

               (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;

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               (d)  [ ]  Investment company registered under Section 8 of the
                         Investment Company Act;

               (e)  [ ]  An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

               (f)  [ ]  An Employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  [ ]  A Parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)  [ ]  A Savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

               (i)  [ ]  A Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Not applicable.

ITEM 4.        OWNERSHIP.

               (a) - (c)

               On August 20, 2001, Enterprises entered into an agreement with the Issuer providing for the issuance of, upon certain conditions, 5,360,202 shares of the Issuer's Class A Common Stock, representing approximately 15.4% of the outstanding shares of Class A Common Stock and 8.2% of the outstanding shares of Common Stock of the Company taking into account the Class A and Class B Common Stock of the Company (based on 34,795,456 and 65,465,878 shares outstanding, respectively, as of July 27, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on July 31, 2001).

               The responses of the Reporting Persons to Rows (5) through (11) of the cover pages of this statement on Schedule 13G are incorporated by reference herein. However, neither Hughes nor GM directly own any shares of Common Stock of the Issuer, including Class A Common Stock. Hughes and GM are filing this Schedule 13G based on their direct and indirect ownership of Enterprises. GM and/or Hughes may be deemed to beneficially own the shares of Class A Common Stock of the Issuer beneficially owned by Enterprises because of the parent-subsidiary relationship among GM, Hughes and Enterprises. GM and Hughes disclaim such ownership, and neither the filing of this Schedule 13G or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GM and/or Hughes is the "beneficial owner" any shares of the Issuer's Class A Common Stock.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

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               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August 29, 2001


                                        DIRECTV Enterprises, Inc.


                                        By: /s/  ROBERT L. MEYERS
                                           -------------------------------------
                                              Robert L. Meyers
                                              Executive Vice President and
                                                 Chief Financial Officer

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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August 29, 2001


                                        Hughes Electronics Corporation


                                        By: /s/  MICHAEL J. GAINES
                                           -------------------------------------
                                              Michael J. Gaines
                                              Corporate Vice President and Chief
                                              Financial Officer

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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August 29, 2001


                                        General Motors Corporation


                                        By: /s/ Warren G. Andersen
                                           -------------------------------------
                                              Warren G. Andersen
                                              Assistant General Counsel
                                              and Assistant Secretary

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                                  EXHIBIT INDEX

Exhibit No.                     Description of Exhibit
-----------                     ----------------------
1                               Joint Filing Agreement, by an among DIRECTV
                                Enterprises, Inc., Hughes Electronics
                                Corporation, and General Motors Corporation.



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